Exhibit 99.4
WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends (Unaudited)

Twelve Months Ended
($ in thousands)	June 30, 2009
FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320
Effective Income Tax Rate	0.3630
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6370
Pre-Tax Preferred Stock Dividends	$2,072

FIXED CHARGES:
Interest Expense	$44,602
Amortization of Debt Premium, Discount and Expense	350
Interest Component of Rentals	1,290

Total Fixed Charges	46,242
Pre-Tax Preferred Stock Dividends	2,072

Total Fixed Charges and Preferred Stock Dividends	$48,314

EARNINGS:
Net Income before Dividends on Preferred Stock	$126,932
Add:
Income Taxes	72,328
Total Fixed Charges	46,242

Total Earnings	$245,502

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	5.1